UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 10-SB

                          GENERAL FORM FOR REGISTRATION
                     OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                            T.C.B. Enterprises, Inc.
                 (Name of Small Business Issuer in its charter)

                                     Nevada
         (State or other jurisdiction of incorporation or organization)

                                   88-0354194
                     (I. R. S. Employer Identification No. )

                                  932 Burke St.
                             Winston-Salem, NC 27101
            (Address of principal executive offices)      (Zip Code)

                                  336-7222-1615
                           (Issuer's telephone number)

     Securities to be registered pursuant to Section 12(b) of the Act: None

 Securities to be registered pursuant to Section 12(g) of the Act: Common Stock

                                TABLE OF CONTENTS


Part I
Item 1.                Description of Business                             3

Item 2.                Plan of Operation                                   7

Item 3.                Description of Property                             7

Item 4.                Security Ownership of Certain Beneficial
                       Owners and Management                               8

Item 5.                Directors, Executive Officers, Promoters
                       and Control Persons                                 9

Item 6.                Executive Compensation                             10

Item 7.                Certain Relationships and Related Transactions     10

Item 8.                Description of Securities                          10

Part II
Item 1.                Market Price of and Dividends on the Registrant's
                       Common Equity and Other Shareholder Matters        12

Item 2.                Legal Proceedings                                  13

Item 3.                Changes in and Disagreements with Accountants      13

Item 4.                Recent Sales of Unregistered Securities            13

Item 5.                Indemnification of Directors and Officers          14

Part F/S
Financial Statements                                                      15

Part III
Item 1.                Index to Exhibits

Item 2.                Description of Exhibits

Signatures

THIS REGISTRATION STATEMENT CONTAINS CERTAIN FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING (I) THE REGISTRANT'S RESEARCH AND DEVELOPMENT PLANS, MARKETING PLANS, CAPITAL AND OPERATIONS EXPENDITURES, AND RESULTS OF OPERATIONS; (II) POTENTIAL FINANCING ARRANGEMENTS;
(III) POTENTIAL UTILITY AND ACCEPTANCE OF THE REGISTRANT'S EXISTING AND PROPOSED PRODUCTS; AND (IV) THE NEED FOR, AND AVAILABILITY OF, ADDITIONAL FINANCING.

THE FORWARD LOOKING STATEMENTS INCLUDED HEREIN ARE BASED ON CURRENT EXPECTATIONS AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. THESE FORWARD LOOKING
STATEMENTS ARE BASED ON ASSUMPTIONS REGARDING THE REGISTRANT'S BUSINESS AND TECHNOLOGY WHICH INVOLVE JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE SCIENTIFIC, ECONOMIC, REGULATORY AND COMPETITIVE CONDITIONS, AND FUTURE BUSINESS DECISIONS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE REGISTRANT. ALTHOUGH THE REGISTRANT BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD LOOKING STATEMENTS ARE REASONABLE, ANY OF THE ASSUMPTIONS COULD PROVE INACCURATE AND, THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD LOOKING STATEMENTS. IN LIGHT OF THE SIGNIFICANT UNCERTAINTIES INHERENT IN THE FORWARD LOOKING INFORMATION CONTAINED HEREIN, THE INCLUSION OF SUCH INFORMATION SHOULD NOT BE REGARDED AS ANY REPRESENTATION BY THE REGISTRANT OR ANY OTHER PERSON THAT THE OBJECTIVES OR PLANS OF THE REGISTRANT WILL BE ACHIEVED.

References in this registration statement to "We," "Us," or the "Company" refer to T.C.B. Enterprises, Inc.

                                     PART I

Item  1.  Description  of  Business.

Business  Development.
We were incorporated as TCB Enterprises, Inc. in the State of Nevada on February 14, 1996. It is the Company's intention to build and market affordable homes for the gaming and/or casino industry, as well as for the upscale housing industry in the State of Colorado. On August 31, 1999, we forward split our common stock forty (40) shares for one (1) share. All disclosure herein accounts for this forward split unless indicated otherwise.

We have not been a party to any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business  of  Issuer.
Principal  products  or  services  and  their  markets.

The Company's first major project is at Sunrise Mesa South, Canon City, Colorado, a rapid growth, upscale, community. The Company's current subdivision is based on a highly profitable formula of lots estimated but not appraised at, $180,000.00, being purchased by the Company at approximately $160,000.00 each, as well as profit from development and sales of each home. As a growing community Canon City, with a population of approximately 40,000, along the souther range of the Rocky Mountains, the area is known for its pleasant climate, commanding views of Pike's Peak to the north and the Sangre De Christo mountains to the southwest and gentle rolling plains to the east. The Company presently has seven lots, situated at Sunrise Mesa Dr., Canon City, Colorado. Currently, the Company has no debt service to maintain and holds approximately $266,000 in equity and/or assets, with value plus profit under contract estimated at over $300,000. By becoming a public entity, the Company believes will enable it to secure the working capital necessary to fulfill marketing strategies. All planned projects will qualify for traditional funding or financing methods necessary for completion of its development and/or construction requirements. Geographically, the Company's main focus for current and anticipated development is in Canon City, Colorado area. The most compelling market is the upscale housing development community in Sunrise Mesa South, Canon City, Colorado. Secondly, the Company intends to establish entry-level home development for a quality labor force required for the growing area population.

We do not have our own gateway to the Internet. As such, we depend upon an Internet Service Provider to connect and host our website on the Internet. Any disruption in the service provided by the Internet Service provider probably will not have a material adverse effect on our business operations and financial condition. Further, there can be no assurance that we will be successful in implementing our plan of operations or that, even if implemented, it will prove successful.

Distribution  of  services.
We plan to offer homes through conventional methods as well as through our website, "www.ventures2k.com", where potential home buyers may view different styles of homes that have been built.

Status  of  any  publicly  announced  new  product  or  service.
We currently have no new products or services that have been publicly announced.

Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition.
As we begin to develop our plan of business, we will compete with entities having significantly greater financial and other resources than us. There are other real estate builders and marketing companies in the area that build and sell houses similar to those which we plan to sell. Our failure to effectively compete with such entities could have a materially adverse effect on our business and operations.

Our industry is highly competitive with respect to price, service, quality and marketing. As a result, the potential for failure in this industry is significant. There are numerous, well-established, larger competitors in the industry with comprehensive experience, possessing substantially greater financial, marketing, personnel and other resources than us. There can be no assurance that we will be able to respond to various competitive factors affecting our business.

Sources and availability of raw materials and the names of principal suppliers. As of the date of this registration statement, we have no exclusive contractual arrangements for raw materials or suppliers.

Dependence  on  one  or  a  few  major  customers.
As of the date of this registration statement, we have no customers. We intend to market our products through traditional means as well as through the Internet. We intend to reach our customer base through the use of advertising in trade publications, Internet banner advertising and word of mouth. We have not developed any criteria for such marketing, and we have not hired marketing staff. There can be no assurance that we will be able to develop these marketing and promotional aspects of our planned operations. Even if such marketing and promotional aspects are developed, there can be no assurance that they will be effective in bringing customers.

Intellectual  Property.
As of the date of this registration statement, we currently have no patents, trademarks, franchises, concessions, royalty agreements or labor contracts. Our failure to obtain proprietary protection in the future could have a materially adverse effect on our operations.

Need for any government approval of principal products or services. Building permits are required.

Effect of existing or probable governmental regulations on the business. We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet services and increase our cost of doing business or otherwise have an adverse effect on our business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues, such as sales tax, libel and personal privacy is uncertain and may take years to resolve. In addition, as our service is available over the Internet in multiple states and as we sell to numerous residents in various states, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

Research  and  Development  in  the  last  two  fiscal  years.
As of the date of this registration statement, no amount has been spent on research and development.

Costs  and  effects  of  compliance  with  environmental  laws.
We are currently unaware of any environmental regulation to which we are subject, other than those, which may be applicable to businesses generally. Consequently, we have not spent any funds on compliance with environmental laws.

Number  of  total  employees  and  number  of  full  time  employees.
We currently have __________ employee, who works for the Company on a part-time basis. There are no employment or collective bargaining agreements in place. We do not anticipate hiring additional employees during the next twelve months.

Item  2.  Plan  of  Operation.
We are currently unable to satisfy our cash requirements without the financial support of our management. We anticipate that we will meet our cash requirements for the foreseeable future through financial support of our management. In addition, we have executed a promissory note for a loan of fifteen thousand dollars ($15,000.00) from Dan Starczewski, who is an officer and a director of the Company. (See Item 7. Certain Relationships and Related Transactions) Such loan is to be repaid in one lump sum payment no later than July 6, 2000 with interest on such amount at a rate of twelve percent (12%) per annum. Eventually, we may seek to raise additional funds. We have not yet determined if or how we plan to obtain these additional funds.

We plan to develop our operations over the next year. Consequently, we may encounter research and development expenses over the next twelve months. We expect these expenses to stem primarily from development of our website. We do not expect to purchase or sell any significant equipment or make any significant changes in the number of employees over the next twelve months.

Item  3.  Description  of  Property.
Our offices are located at 932 Burke St., Winston-Salem NC 27101. We occupy this office space without charge. _________________________________________________________________ We feel that this space is adequate for our needs at this time and that office space will likely be available at commercially reasonable terms, should we need additional space.

Item 4. Security Ownership of Certain Beneficial Owners and Management. The following table sets forth certain information concerning the ownership of our common stock as of the date of this registration statement with respect to:
(a) each person known to us to be the beneficial owner of more than five percent of our common stock, (b) all directors and executive officers individually and as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below.



Security  Ownership  of  Certain  Beneficial  Owners


Title of                               Name & Address of          Amount & Nature             Percent
Class                                   Beneficial Owner            of Ownership             of Class
---------------------------------  --------------------------  ----------------------  ---------------------
Common                             Starr Consulting, Inc.      274,800 shares direct                       %
                                   932 Burke St.
                                   Winston-Salem, NC 27101

Common                             JVO Consulting, Inc.        200,000 shares direct
                                   1020 Brookstone Ave.
                                   Winston-Salem, NC 27101

Common                             Network Marketing           158,400 shares direct
                                   Resources, Inc.
                                   7410 SW Oleson Rd. #325
                                   Portland, OR 97223

Common                             Tracie Poland               158,400 shares direct
                                   10135 Peakview Ave.
                                   Englewood, CA

Common                             Corrina Pollak              158,000 shares direct
                                   226 S. Pitt St.
                                   Carlisle, PA 17013

Security Ownership of Management.

Title of                           Name & Address of           Amount & Nature         Percent
Class                              Beneficial Owner            of Ownership            of Ownership
---------------------------------  --------------------------  ----------------------  ---------------------
Common                             Starr Consulting, Inc. (1)  274,800 shares direct                  28.94%
                                   932 Burke St.
                                   Winston-Salem, NC 27101

TOTAL                                                                  274,800 shares                 28.94%

(1)  Dan  Starczewski  is  an  officer  and  director  the  Company  and,  Starr  Consulting,  Inc.

Changes  in  Control.
There are currently no arrangements, which may result in a change of control of the Company.

Item  5.  Directors  and  Executive  Officers,  Promoters  and  Control Persons.

Officers  and  Directors.
The  following  chart  sets  forth  information  on  our officers and directors:

Name                    Age        Title(s)         Date Elected/Appointed
----------------------  ---  ---------------------  ----------------------
Dan Starczewski. . . .   53  President, Secretary   June 30, 1999
Treasurer and Director

Rick Hanna . . . . . .   47  Vice President         December 8, 1999

Our Bylaws require that we have a minimum of one director. Directors are elected at our annual meeting to be held on the 14nd day of June. Directors shall serve until their successors are duly elected or appointed. A vacancy on the Board of Directors may be filled by a majority vote of the remaining directors.

Our Bylaws provide for a minimum of the following officers: President, Treasurer and Secretary. These officers are to be elected by the Board of Directors at the first Board meeting following the annual meeting. The Board may appoint other officers at any time, and the Board may fill any vacancies.

Dan  Starczewski

In February1975 established and currently still active "in a partnership, Professional Business Service, an accounting firm in Winston-Salem N.C. March 1970 to December 1974 Sun Finance as a branch manager. In January 1995, he became President of Creative Gaming Consultants, Inc. and in January 1996, he
became President of Starr Consulting, Inc. Dan Starczewski graduated May 1964 from Nathan B. Forest High School and attended St. John's River Jr. College in Palatka, FL. He served four years in United States Air Force Honorable discharge in March 1970

Ricki  Hanna.

From July 1992 to the present, E.R.A. Realty has employed Mr. Hanna. Since 1995, Mr. Hanna has worked as an Associate Broker. Prior to his current position, he was a Sales Agent for the same company. Mr. Hanna attended two years of college in Liberal Arts programs at Fulton Montgomery Community College and University of Colorado.

Identify  Significant  Employees.
As of the date of this registration statement, we have no persons, not mentioned above, who are expected to make a significant contribution to our business.

Family  Relationships.
As of the date of this registration statement, there are no family relationships between our promoters, executive officers, control persons, directors or persons nominated for such positions.

Involvement  in  Certain  Legal  Proceedings.
As of the date of this registration statement, we have had no events, to the best of our knowledge, that occurred during the past five years, including bankruptcies, criminal convictions or proceedings, court orders or judgments, that are material to an evaluation of the ability or integrity of any director, executive officer, promoter, control person or any person nominated for such position.

Item  6.  Executive  Compensation.
No executive compensation has been paid to the officers or directors since inception.

Item  7.  Certain  Relationships  and  Related  Transactions.
On June 25, 1996, we issued 6,870 restricted shares of our common stock to Starr Consulting, Inc. Such shares were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act for a non-public transaction by the issuer.

We have executed a promissory note with Dan Starczewski, pursuant to which we must repay $15,000.00 no later than July 6, 2000. Our shareholder (See Security Ownership of Certain Beneficial Owners), Dan Starczewski, is an officer and director of Starr Consulting, Inc. Such loan is to be repaid in one lump sum payment with interest on such amount at a rate of twelve percent (12%) per annum. Other than the aforementioned, there have been no transactions during the last two years, or proposed transactions, to which we were or are a party, in which any of our directors, executive officers, nominees for such positions, security holders or the families of such people had a material interest. We are not a subsidiary of any other company. Other than the aforementioned, we have not entered and do not plan to enter into any transactions with our promoters.

Item  28.  Description  of  Securities.
Common  Stock.
In General. We are authorized to issue 50,000,000 shares of common stock with a par value of $0.001 each, of which have1,000,000 common shares outstanding as of January 20, 2000. All of the issued and outstanding common stock is fully paid and non-assessable.

Voting. Each share of our common stock entitles the holder thereof to one vote per share in the election of directors and in all other matters upon which stockholders are entitled to vote. The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors. As of the date of this registration statement, Dan Starczewski is the beneficial owner of 274,800 voting shares or approximately 28.94% of our outstanding voting stock. As such, our current management may be able to elect all of the Directors of the Company.

Dividends. Each share of common stock entitles the holder thereof to receive cash dividends as the Board of Directors may declare from funds legally available therefor. However, we have not declared any dividends to date and do not intend to declare any dividend on our common stock in the foreseeable future.

Rights. There are no preemptive rights with respect to the common stock. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock.

Preferred  Stock.
We  are  not  authorized  to  issue  any  preferred  stock  at  this  time.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market  information.
Our common stock is not traded on any exchange. We plan to seek listing on the NASDAQ Over the Counter Bulletin Board ("OTCBB"), once this registration statement has cleared all comments of the SEC, if ever.

Holders.
As of January 20, 2000, there were approximately 33 holders of record of our 1,000,000 shares of common stock outstanding. Of these shares, 633,200 are restricted securities within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering.

No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

Dividends.
We have not paid a cash dividend on our common stock in the past two years. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, our capital requirements and our overall financial condition. As of the date of this registration statement, we have no intention to declare dividends.

Item  2.  Legal  Proceedings.
We are currently unaware of any pending legal proceeding or any proceeding contemplated by a governmental authority in which we may be involved.

Item  3.  Changes  in  and  Disagreements  with  Accountants.
Our current accountant, Jones, Jensen and Company of Salt Lake City, Utah, has audited the statements included herein. We have not had any changes in or disagreements with our accountants.

Item  4.  Recent  Sales  of  Unregistered  Securities.

On _______________, 1996, we issued 5,000 restricted shares of our common stock to JVO Consulting, Inc., for services rendered to the Company. Such shares were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act for a non-public transaction by the issuer.

On August 29, 1997, we issued 3,960 restricted shares of our common stock to Network Marketing Resources, Inc., for services rendered to the Company. Such shares were issued in reliance on the exemption from registration provided in
Section  4(2)  of the Securities Act for a non-public transaction by the issuer.

On August 29, 1997, we issued 7,910 restricted shares of our common stock to two friends of our principals as gifts. Such shares were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act for a non-public transaction by the issuer.

On December 14, 1997, we issued 50,400 restricted shares of our common stock to twenty-eight friends of our principals as gifts. Such shares were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act for a non-public transaction by the issuer.

On August 19, 1999, we enacted a 40:1 forward split of all the Corporation's issued and outstanding stock.

Item  5.  Indemnification  of  Directors  and  Officers.
We shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer, or served any other enterprise as director, officer or employee at our request. The Board of Directors, in its discretion, shall have the power on our behalf to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee.

Section 78.7502 of the Nevada Revised Statutes ("NRS") provides that Nevada corporations may limit, through indemnification, the personal liability of their directors or officers in actions, claims or proceedings brought against such person by reason of that person's current or former status as an officer or director of the corporation. We may indemnify our directors or officers if the person acted in good faith and in a manner the person reasonably believed was, at least, not opposed to the best interests of the corporation. In the event of a criminal action or proceeding, indemnification is not available if the person had reasonable cause to believe their action was unlawful.

Further, in an action brought by us or in our right, if the person, after exhaustion of all appeals, is found to be liable to us, or if the person makes payment to us in settlement of the action, indemnification is available only to the extent a court of competent jurisdiction determines the person is fairly and reasonably entitled to indemnification. Such discretionary indemnification is available only as authorized on a case-by-case basis by: (1) the stockholders;
(2) a majority of a quorum of the Board of Directors consisting of members of the Board who were not parties to the action, suit or proceeding; (3) if a majority of a quorum of the Board of Directors consisting of members of the board who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum of the Board of Directors consisting of members of the Board who were not parties to the action cannot be obtained, by independent legal counsel in a written opinion.

To the extent that our director or officer is successful in defending against an action, suit or proceeding brought against that person as a result of their current or former status as an officer or director, we must indemnify the person against all expenses actually and reasonably incurred by the person in connection with their defense. Nevada law also allows Nevada corporations to advance expenses of officers and directors incurred in defending a civil or criminal action as they are incurred, upon receipt of an undertaking by or on behalf of the director or officer to repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Section  78.751 of the NRS provides that any indemnification provided for by NRS
78.7502 (by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors or officers who have ceased to hold such positions and to their heirs, executors and administrators.

Section 78.752 of the NRS allows corporations to provide insurance, or other financial arrangements such as a program of self-insurance, for their directors or officers. Such insurance may provide coverage for any liability asserted against the person and liability and expenses incurred by the person in their capacity as a director or officer or arising out of their status as such, whether or not the corporation has the authority to indemnify the person against such liability and expenses. However, no financial arrangement made under
Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Our By-laws provide for the indemnification of its directors and officers to the maximum extent provided by law. It is the position of the SEC and certain state securities administrators that any attempt to limit the liability of persons controlling an issuer under the federal securities laws or state securities laws is contrary to public policy and therefore unenforceable.

                            T.C.B. ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                      AUGUST 31, 1999 AND DECEMBER 31, 1998

                                 C O N T E N T S

Independent Auditors' Report . . . . . . . . . . . . . . . .  F-3

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . .  F-4

Statements of Operations . . . . . . . . . . . . . . . . . .  F-5

Statements of Stockholders' Equity (Deficit) . . . . . . . .  F-6

Statements of Cash Flows . . . . . . . . . . . . . . . . . .  F-7

Notes to the Financial Statements. . . . . . . . . . . . . .  F-8

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To  the  Board  of  Directors  and  Stockholders
T.C.B.  Enterprises,  Inc.
(A  Development  Stage  Company)
Las  Vegas,  Nevada

We have audited the accompanying balance sheets of T.C.B. Enterprises, Inc. (a development stage company) as of August 31, 1999 and December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the eight months ended August 31, 1999 and for the years ended December 31, 1998 and 1997 and from inception on June 14, 1996 through August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.C.B. Enterprises, Inc. (a development stage company) as of August 31, 1999 and December 31, 1998 and the results of its operations and its cash flows for the eight months ended August 31, 1999 and for the years ended December 31, 1998 and 1997 and from inception on June 14, 1996 through August 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company which raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jones,  Jensen  &  Company
Salt  Lake  City,  Utah
November  1,  1999

                            T.C.B. ENTERPRISES, INC.
                          (A Development Stage Company)
                                 Balance Sheets

                                     ASSETS
                                     ------
                                                   August 31,   December 31,
                                                     1999           1998
                                                  -----------  -------------

CURRENT ASSETS

Cash                                              $    10,270  $         -
Prepaid expenses                                          750            -
                                                  -----------  -------------

Total Current Assets                                   11,020            -
                                                  -----------  -------------

TOTAL ASSETS                                      $    11,020  $         -
                                                  ===========  =============

               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
               ----------------------------------------------


CURRENT LIABILITIES
Accounts payable                                   $     -      $        -
Interest payable - related party                          184            -
Note payable - related party (Note 3)                  11,500            -
                                                  -----------  -------------

  Total Current Liabilities                            11,684            -
                                                  -----------  -------------

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock: $0.005 par value, 50,000,000
shares authorized; 1,000,000 shares issued and
 outstanding                                            5,000         5,000
Capital in excess of par                              (4,645)        (4,645)
Deficit accumulated during the development stage      (1,019)          (355)
                                                  -----------  -------------

  Total Stockholders' Equity (Deficit)                  (664)            -
                                                  -----------  -------------

  TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY (DEFICIT)                                   $11,020       $    -
                                                  ===========  =============

The accompanying notes are an intergral part of these financial statements.

                            T.C.B. ENTERPRISES, INC.
                          (A Development Stage Company)
                            Statements of Operations


                                                                        From
                             For  the            For  the           Inception  on
                           Eight  Months       Years  Ended           June  14,
                              Ended            December  31,        1996  Through
                            August  31,   ----------------------     August  31,
                              1999           1998          1997         1999
                             -------       -------       -------      --------
REVENUE                      $    -        $    -        $    -        $     -
                             -------       -------       -------       --------

OPERATING EXPENSE

 General and administrative
  expenses                       664            85            85         1,019
                             -------       -------       -------       --------

  Total Operating
   Expenses                      664            85            85         1,019
                             -------       -------       -------       --------

  Loss from Operations         (664)          (85)          (85)        (1,019)
                             -------       -------       -------       --------

NET LOSS                     $ (664)       $  (85)       $  (85)       $(1,019)
                             ========      =======       =======       ========

BASIC LOSS PER SHARE         $(0.00)       $(0.00)       $(0.00)
                             =======       =======       =======

  The accompanying notes are an intergral part of these financial statements.

                            T.C.B. ENTERPRISES, INC.
                          (A Development Stage Company)
                  Statements of Stockholders' Equity (Deficit)

                                                                                  Deficit
                                                                                Accumulated
                                           Common  Stock                        During  the
                                       --------------------    Capital  in      Development
                                         Shares     Amount    Excess of Par       Stage
                                       ----------  --------  ---------------  -----------
Balance at inception on June 14, 1996          -   $    -    $        -       $     -

Founders shares issued at $0.00 per
 share                                   474,800      2,374       (2,374)            -

Expenses paid by shareholder                   -         -           185             -

Net loss for the year ended
 December 31, 1996                             -         -            -             (185)
                                       ---------     ------      --------      ----------

Balance, December 31, 1996               474,800      2,374       (2,189)           (185)

Additional founders shares issued at
 $0.00 per share                         525,200      2,626       (2,626)            -

Expenses paid by shareholder                   -         -            85             -

Net loss for the year ended
 December 31, 1997                             -         -            -              (85)
                                       ---------     ------     --------         --------

Balance, December 31, 1997             1,000,000      5,000      (4,730)            (270)
Expenses paid by shareholder                   -         -           85               -
Net loss for the year ended
 December 31, 1998                             -         -           -               (85)
                                       ---------     ------     --------         --------

Balance, December 31, 1998             1,000,000      5,000      (4,645)            (355)

Net loss for the eight months ended
 August 31, 1999                               -         -           -              (664)
                                       ---------     ------     --------         --------

Balance, August 31, 1999               1,000,000     $5,000     $(4,645)         $(1,019)
                                       =========     ======     ========         ========

      The accompanying notes are an intergral part of these financial statements.

                            T.C.B. ENTERPRISES, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                            From
                                   For  the            For  the         Inception  on
                                 Eight  Months       Years  Ended           June  14,
                                    Ended            December  31,        1996  Through
                                  August  31,   ----------------------     August  31,
                                    1999           1998          1997         1999
                                   -------       -------       -------      --------
CASH FLOWS FROM OPERATING
 ACTIVITIES

Net (loss)                         $  (664)      $  (85)       $ (85)        $(1,019)
Changes in operating asset and
 and liability accounts:
  (Increase) in prepaid expenses      (750)          -            -             (750)
  Increase in accrued liabilities      184           -            -              184
                                   --------      ------        ------        --------

  Net Cash Used in Operating
   Activities                       (1,230)        (85)          (85)         (1,585)
                                   --------      ------        ------        --------

CASH FLOWS FROM INVESTING
 ACTIVITIES                             -            -            -                -
                                   --------      ------        ------        --------

CASH FLOWS FROM FINANCING
 ACTIVITIES

Proceeds from note payable
  - related party                    11,500         -             -           11,500
Contribution of capital                  -          85            85             355
                                   --------      ------        ------        --------

  Net Cash Provided by Financing
   Activities                        11,500         85            85          11,855
                                   --------      ------        ------        --------

NET INCREASE (DECREASE) IN
 CASH                                10,270          -            -           10,270

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                  -           -            -                -
                                   --------      ------        ------        --------

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                   $10,270      $   -         $   -         $10,270
                                   ========      ======       ======         ========

CASH PAID FOR:

Interest                           $     -       $   -        $   -          $     -
Income taxes                       $     -       $   -        $   -          $     -

     The accompanying notes are an intergral part of these financial statements.

                            T.C.B. ENTERPRISES, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                      August 31, 1999 and December 31, 1998

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

            a.  Organization

            The Company was organized under the laws of the State of Nevada on June 14, 1996. The purpose of the corporation is to engage in any lawful activity.

            Currently, the Company is seeking new business opportunities believed to hold a potential profit or to merge with an existing company.

            b.  Accounting  Method

            The Company's financial statement are prepared using the accrual method of accounting. The Company has adopted a December 31 year end.

            c.  Basic  Loss  Per  Share

            The computations of basic loss per share of common stock are based on weighted average number of shares issued and outstanding at the date of the financial statements.

            d.  Use  of  Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            e.  Cash  Equivalents

            The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

            f.  Provision  for  Taxes

            At August 31, 1999, the Company had net operating loss carryforwards of approximately $5,200 that may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements, because the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amounts.

                            T.C.B. ENTERPRISES, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                      August 31, 1999 and December 31, 1998

NOTE  2  -  GOING  CONCERN

            The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE  3  -  NOTE  PAYABLE  -  RELATED  PARTY

            As of August 31, 1999, the Company had a note payable due to a related party in amount of $11,500. This note is unsecured and bears interest at the rate of 12% per annum. The principle amount, along with the accrued interest, is due on July 6, 2000.

NOTE  4  -  FORWARD  STOCK  SPLIT

           On August 19, 1999, the Board of Directors of the Company approved a 40-for-1 forward stock split while retaining the authorized shares at 50,000,000 and retaining the par value at $0.005. This change has been applied to the financial statements on a retroactive basis back to inception

                                  EXHIBIT INDEX



EXHBIT #  ITEM                         PAGE
     3.1    Articles of Incorporation

     3.2    Bylaws

       4    Share Certificate

      27    Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         T.C.B.  Enterprises,  Inc.

                                         /S/  Dan  Starczewski
                                         ---------------------------------
                                         By:  Dan  Starczewski,  President
                                         Date:___________________